UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File Number:
001-39006

AMTD IDEA Group
(Registrant’s Name)

23/F Nexxus Building
41 Connaught Road Central
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F
or
Form 40-F.
Form 20-F  ☒                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the
Form 6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

EXPLANATORY NOTE
This current report on Form
6-K,
including exhibit 99.1 hereto, is incorporated by reference into the registration statement on Form
F-3
of AMTD IDEA Group (File
No. 333-264433)
and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited condensed consolidated interim financial information of AMTD IDEA Group as of and for the six months ended June 30, 2022

101.INS	Inline XBRL Instance Document — this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Scheme Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By:	/s/ Feridun Hamdullahpur
Name:	Feridun Hamdullahpur
Title:	Chairman
Date:
September 30,
2022